Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNJP/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

Following the provisions of the Material Fact disclosed by Suzano S.A. (“Suzano” or “Company”) on April 15, 2020, the Shareholders of the Company of are hereby again invited, pursuant to art. 124 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), to convene in the Annual and Extraordinary Shareholders’ Meetings to be held cumulatively on the first call on May 22, 2020, at 9:30am (“AEGM”), only in digital form, to resolve on the following agenda:

1.       Annual General Meeting:

1.1       To examine the management accounts related to the fiscal year ended 12/31/2019;

1.2       To examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year;

1.3       To set the number of members comprising the Board of Directors;

1.4       To resolve on the election of the members of the Board of Directors; and

1.5       To set the overall annual compensation of the Management and Audit Board, if held, of the Company.

2.       Extraordinary General Meeting

2.1       To prove the Protocol and Justification entered into on April 20, 2020 and amended on April 22, 2020, by the Company’s management and Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under number 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 in session of November 04, 2015 (“Suzano Participações”), with the terms and conditions for the merger of Suzano Participações by Suzano (“Merger”) (“Merger Agreement”);

2.2       To ratify the appointment and hiring of PricewaterhouseCoopers Auditores Independentes (“PwC”), engaged to determine the net equity of Suzano Participações, pursuant to the Law;

2.3       To approve the appraisal report on the net equity of Suzano Participações, at its book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Report”);

2.4       To approve the Merger of Suzano Participações by the Company, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of Suzano Participações; and

2.5       To authorize the Company’s management to take all measures that are necessary to completion of the Merger, pursuant to the applicable law.

It is available to Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2019, accompanied by the independent auditor’s report and the Audit Board report; (b) the Management Proposal including (i) the Merger Agreement and its annexes, among which the Appraisal Report; (ii) the main terms of the Merger, as required by article 20-A of CVM Instruction No. 481, of December 17, 2009, as amended (“CVM Instruction No. 481/09”); (iii) the information in annex 21 of CVM Instruction No. 481/09; and (v) the information also required by Articles 10, 12, and 13 of CVM Instruction 481/09; and (c) the Manual for Shareholder Attendance in the Meeting, also including the Distance Voting Ballots of both Meetings.

General Instructions

Pursuant to CVM Instruction No. 481/09, Shareholders may attend the to the AEGM through a digital platform to be made available by the Company for access on the day and time of the AEGM or through the distance voting. Guidelines and procedures applicable to both participation manners above mentioned, as well as other instructions related to the AEGM, are detailed in the Manual for the Attendance of Shareholders above mentioned, which is available at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, May 07, 2020.

David Feffer

Chairman of the Board of Directors

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